UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-32085

CUSIP NUMBER 01988P108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

VERADIGM INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

222 Merchandise Mart

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60654

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Veradigm Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (the “Q3 2025 Form 10-Q”). The Company has determined that it is unable to file the Q3 2025 Form 10-Q within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense.

On March 22, 2023, the Company’s Board of Directors (the “Board”), after discussion with management, reached a determination that the Company’s consolidated financial statements and related disclosures as of and for the year ended December 31, 2021 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as of and for the interim periods ended March 31, 2021, June 30, 2021 and September 30, 2021 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, respectively, and as of and for the interim periods ended March 31, 2022, June 30, 2022 and September 30, 2022 included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, respectively (such interim periods collectively, the “Interim Periods”), should no longer be relied upon because of misstatements to the Company’s previously reported revenue resulting from certain internal control failures. On February 27, 2025, the Board, after discussion with management, reached a determination that the Company’s consolidated financial statements and related disclosures as of and for the year ended December 31, 2020 included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 should no longer be relied upon because of misstatements to the Company’s consolidated balance sheet and income statement identified in connection with the procedures conducted by the Company in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2022.

The Company did not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), which included a restatement of the Company’s consolidated financial statements and related disclosures as of and for the years ended December 31, 2021 and December 31, 2020, and as of and for each of the Interim Periods, until March 18, 2025, because of the internal control failures and the time taken to conduct the investigation and reviews described in the 2022 Form 10-K. As a result of this delay and the Company’s expectation that it will file a comprehensive Form 10-K for the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2024, the Company has been unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Q1 2023 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 2023 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q” and, together with the Q1 2023 Form 10-Q and the Q2 2023 Form 10-Q, the “2023 Form 10-Qs”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”), its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 2024 Form 10-Q” and, together with the Q1 2024 Form 10-Q and the Q2 2024 Form 10-Q, the “2024 Form 10-Qs”), its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “ Q1 2025 Form 10-Q”) or its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the “ Q2 2025 Form 10-Q” and, together with the 2023 Form 10-Qs, the 2023 Form 10-K, the 2024 Form 10-Qs, the Q1 2025 Form 10-Q and the 2024 Form 10-K, the “Historical Late Filings”). Accordingly, the Company has also not yet filed the Q3 2025 Form 10-Q.

On February 27, 2024, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel determined to delist the common stock of the Company from Nasdaq due to the Company remaining noncompliant with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC, and Nasdaq Listing Rule 5620(a), which requires companies listing common stock to hold an annual meeting of stockholders no later than one year after the end of the company’s fiscal year. On April 25, 2024, Nasdaq filed a Form 25 with the SEC to delist the common stock of the Company from Nasdaq.

The Company is working diligently to file the Historical Late Filings and the Q3 2025 Form 10-Q; however, no assurance can be given as to the definitive date on which such periodic reports will be filed or whether the Company will ultimately return to being listed on The Nasdaq Global Select Market in the future.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Leland Westerfield	800	334-8534
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

During the preceding twelve months, the Q2 2024 Form 10-Q, Q3 2024 Form 10-Q, 2024 Form 10-K, Q1 2025 Form 10-Q and Q2 2025 Form 10-Q have not been filed. In addition, the Q1 2023 Form 10-Q, Q2 2023 Form 10-Q, Q3 2023 Form 10-Q, 2023 Form 10-K and Q1 2024 Form 10-Q have not been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the anticipated timing of the filing of the Historical Late Filings and Q3 2025 Form 10-Q and the Company’s expectations regarding the earnings statements to be included in the Q3 2025 Form 10-Q. These forward-looking statements are based on the current beliefs and expectations of the Company’s management with respect to future events, only speak as of the date that they are made and are subject to significant risks and uncertainties. Such statements can be identified by the use of words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “continue,” “can,” “may,” “look forward,” “aims,” “hopes” and “seeks” and similar terms, although not all forward-looking statements contain such words or expressions. Actual results could differ significantly from those set forth in the forward-looking statements.

Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, risks relating to the Company’s common stock not trading on a national securities exchange and deregistration from Section 12(b) of the Securities Exchange Act of 1934, as amended; a further material delay in the Company’s financial reporting or ability to hold an annual meeting of stockholders; an inability of the Company to timely prepare its delinquent financial statements; unanticipated factors or factors that the Company currently believes will not cause further delay; the Company’s remediation efforts and preparation of financial statements or other factors that could cause additional delay or adjustments; the possibility that ongoing remediation work or the audit of the Company’s financial statements for the fiscal year ended December 31, 2023 or the fiscal year ended December 31, 2024 may identify additional errors and material weaknesses or other deficiencies in the Company’s accounting practices; the likelihood that the control deficiencies identified or that may be identified in the future will result in additional material weaknesses in the Company’s internal control over financial reporting; risks relating to the Company’s voluntary disclosure to the SEC of certain information relating to the investigation by the Audit Committee of the Board, the SEC’s investigation and the additional information the Company has continued to provide to the SEC based on discussions with the SEC; risks relating to the putative securities class action lawsuit filed against the Company, the putative stockholder derivative action filed against the Company, commercial litigation relating to the Company’s representations regarding its financial statements and any other future litigation or investigation relating to the Company’s internal control failures, the completed investigation and reviews or related matters; changes in the financial condition of the markets that the Company serves; the Company’s ability to hire qualified individuals to serve in senior leadership roles on a permanent basis; risks associated with the Company’s incurrence of additional debt and the terms and conditions of the Company’s $100 million senior secured term loan credit facility entered into in June 2025; and other factors contained in the “Risk Factors” section and elsewhere in the 2022 Form 10-K and the Company’s other filings with the SEC from time to time. The Company does not undertake to update any forward-looking statements to reflect changed assumptions, the impact of circumstances or events that may arise after the date of the forward-looking statements, or other changes over time, except as required by law.

Veradigm Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2025	By:	/s/ Leland Westerfield
Leland Westerfield
Interim Chief Financial Officer